Exhibit 99.1

NEWS RELEASE

YAMANA SECOND QUARTER UPDATE

TORONTO, ONTARIO, JULY 9, 2008 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced an update on the Company’s operational and preliminary financial results for the second quarter of 2008.

Total production for Q2 2008 was 260,000 gold equivalent ounces (GEO) comprised of 205,000 ounces of gold and 2.8 million ounces of silver, representing a 9.5% increase quarter over quarter.  Copper production from Chapada was 36.6 million pounds compared to first quarter production of 31.0 million pounds, representing an 18% increase. Total copper production including the Company’s 12.5% interest in Alumbrera for the quarter totalled approximately 44.8 million pounds, compared to first quarter production of 40.9 million pounds, representing a 9.5% increase. Production in Q2 was positively impacted by increases at Chapada and El Peñón which account for most of the production from Yamana’s mines.

Gold sales not including Alumbrera for the second quarter were 248,000 GEO, compared to 232,002 GEO in the first quarter, a 6.9% increase. Chapada copper sales were 35.2 million payable pounds for the quarter, compared to 33.2 million pounds in the first quarter representing a 6.0% increase, and Chapada concentrate sales for the quarter were 62,000 tonnes compared to 58,786 tonnes in the first quarter, a 5.5% increase.  The realized gold price was approximately US$895 per GEO.  The realized copper price for Chapada for Q2 was approximately US$3.81 per pound.

As shown in the table below, cash costs after by-product credits for the second quarter of 2008 were approximately negative US$81 per GEO.  Costs in the quarter were affected by currency fluctuations, in particular the appreciation of the Brazilian Real against the US dollar, as well as higher costs for steel, fuel, power, labour and consumables which have generally increased across the industry.

The following table summarizes the Company’s preliminary Q2 2008 production and by-product cash costs by mine:

	Q2 2008
	Total Gold
	Equivalent	Cash Costs
	Production (1) (oz)	Per GEO(1) (US$)
Chapada	42,000	$(2,219)
El Peñón (GEO)	113,000	$284
São Francisco(2)	17,000	$667
Jacobina (2)	19,000	$614
San Andrés	13,000	$642
Fazenda Brasileiro	25,000	$376
Minera Florida (GEO)	14,000	$419
Rossi (40% interest) (GEO)	3,000	$350
Alumbrera (12.5% interest)	14,000	$(514)
Total	260,000	$(81)

(1) GEO and by-product cash costs per GEO are calculated based on a gold to silver ratio of 52.2 to 1.  By-product cash costs at Chapada and Minera Florida are net of base metal credits (copper and zinc).
(2) Cash costs for São Francisco and Jacobina include the impact of currency hedges.

For the remainder of the year, the Company expects production of 610,000 to 685,000 GEO. Production guidance for 2008 has been impacted by reduced expectations for São Francisco and Jacobina and increased expectations at El Peñón, Chapada and Gualcamayo which will be contributing more ounces and comparatively lower costs.  Production for the balance of 2008 will in part also depend on Alumbrera and Rossi, in which the Company has minority interests, establishing levels of production that are not less than those reported for Q1. Both mines are expected to contribute a total of 22,000 GEO per quarter.  Copper production for 2008 is expected to be 190 to 200 million pounds of which 155 to 160 million pounds is expected to be from Chapada.

Yamana’s operational and financial performance is significantly impacted by the Chapada and El Peñón mines which are the two flagship mines of the Company. The following is a summary of the operational and financial performance of several of the Company’s mines, highlighting Chapada and El Peñón in particular.

Production at Chapada in the second quarter of 2008 was 42,000 ounces of gold, compared to 36,939 ounces of gold in the first quarter, a 14% increase.  Copper production at Chapada was 36.6 million pounds, compared to 31.0 million pounds in the first quarter, an 18% increase.  Production is expected to increase quarter over quarter, with the strongest quarter expected to be Q3.  Chapada is impacted by seasonality largely in Q1.  As a comparison, production in June was approximately 14,000 ounces of gold and 12.3 million pounds of copper, a significant improvement when compared with February production of 10,900 ounces of gold and 9.6 million pounds of copper. The month of February is normally the month most heavily impacted by rain.  The Company confirms previous annual production guidance of 170,000 to 175,000 ounces of gold and 155 to 160 million pounds of copper for 2008.  Cash costs for Q2 at Chapada on a co-product basis were approximately US$0.98 per pound of copper and US$345 per ounce of gold, which compares to Q1 co-product cash costs of US$1.02 per pound of copper and US$341 per ounce of gold given fuel, consumables, and foreign exchange increases from Q1 to Q2.  Co-product cash costs for the first half of the year were US$1.00 per pound of copper and US$343 per ounce of gold.  For the remaining portion of the year, cash costs for Chapada are expected to be approximately US$0.95 per pound of copper and approximately US$320 per ounce of gold.

Production at El Peñón for the second quarter of 2008 was 113,000 GEO, comprised of 61,000 ounces of gold and 2.7 million ounces of silver. This compares to 97,873 GEO in the first quarter, which was comprised of 54,609 ounces of gold and 2.3 million ounces of silver, representing a 16% increase in gold equivalent production. Production for the first half of 2008 compares favourably to the expected production that Yamana initially anticipated for this year. Current production for El Peñón is now expected to be at approximately 460,000 GEO this year with planned production to be at a run rate of 500,000 GEO annually by the end of 2008. Cash costs for Q2 at El Peñón were approximately US$284 per GEO and for the first half of 2008 cash costs were US$281 per GEO.  Cash costs for El Peñón for the remainder of the year are expected to be approximately US$290 per GEO.

Production at Jacobina for the second quarter of 2008 was 19,000 ounces of gold, compared to 12,701 ounces of gold in the first quarter, representing a 50% increase. The Company is continuing with its plan to increase throughput to match the first phase of expansion and is advancing the phase two expansion plan for the end of the year.  Yamana has also undertaken improvements to the tailings impoundment and tailings pipeline to accommodate increased throughput. At the end of Q2, plant capacity had achieved the planned 6,500 tpd with ore processing at a consistent level exceeding 5,000 tpd. Sufficient development work has been undertaken to support the current plant capacity level and is planned to increase throughout the year.

São Francisco is affected by heavy seasonal impacts normally in Q1 and is also impacted by a significant mine call factor (variance to planned head grade) which will vary periodically and in particular quarter-over-quarter.  As a result, Yamana had previously indicated that variability in production could range from an average year-over-year of approximately 105,000 to 140,000 ounces of gold.  In the absence of a positive mine call factor in the second half of this year, production at São Francisco is expected to be 90,000 ounces of gold, although this could increase significantly depending on the mine call factor.

In the second quarter of 2008, development continued at Gualcamayo and the Company anticipates the start of production by end of year. Total production of gold and gold in-inventory is expected to be approximately 75,000 ounces of gold by the end of 2008. Production in 2009 is expected to exceed 220,000 ounces of gold.

Production in Q2 from Yamana’s other mines, San Andrés, Fazenda Brasileiro, and Minera Florida, totalled 52,000 GEO.  In addition, the planned expansion at Minera Florida continued to advance and is expected to contribute more GEO of production in Q4 than previous quarters.

Second quarter production for the two mines which Yamana holds a minority interest, Rossi (40%) and Alumbrera (12.5%), was 3,000 GEO and 14,000 ounces of gold, respectively. Production at Alumbrera in Q2 was impacted by mining lower grade material. Production at Rossi was only for a partial quarter.  Yamana has been advised by its joint venture partners at these mines that production in the second half of 2008 is expected to exceed production in the first half of the year.

The Company is impacted on a quarterly basis by provisional accounting as final pricing for concentrate sales is calculated two or three months after shipment. This causes a delay in the impact of price movements for copper and gold sold in concentrate to the following quarter.  This impact from the provisional accounting from receivables may create variability quarter to quarter, however is normalized over the course of a longer period.  For the second quarter, revenue will be adjusted by a net amount of approximately US$12 million in mark-to-market and certain other pricing adjustments.  Additionally, the Company has recorded approximately US$7 million in treatment and refining charges for the second quarter for Chapada.

Depreciation for the second quarter was approximately US$55 million, and is expected to be in the range of US$210 to US$220 million for the full year (which includes the amounts in the first and second quarter).

General & administrative expenses for the quarter were approximately US$19 million.

The Company expects a long term normalized tax rate on adjusted earnings of approximately 27%.  The effective tax rate will experience variability from time to time due to impacts caused by such things as mark-to-market adjustments, changes in exchange rates and changes in inter-corporate receivables.

The company recorded an earnings pick up from its 12.5% interest in the Alumbrera Mine of approximately US$9.0 million in the second quarter, compared to US$21.2 million in the first quarter. It is expected that the equity pick up from Alumbrera will return to first quarter levels in the third and fourth quarters as the copper grade improves, which would further contribute to Yamana’s earnings.

The Company may be impacted by unrealized foreign exchange gains or losses and mark-to-market adjustments on derivative contracts which are excluded from the determination of adjusted earnings.

The cash and short term investments at the end of the second quarter were approximately US$265 million.

Total preliminary capital expenditures for the second quarter were approximately US$150 million. Exploration expenditures were approximately US$17 million, which includes approximately US$13 million which was capitalized, and the remainder was expensed. The Company has accelerated plans for the increase of production at El Peñón and anticipates increasing the capital expenditure budget to approximately US$595 million for 2008, as compared to the previously budgeted amount of US$575 million.

STRATEGIC OUTLOOK

Yamana has previously guided that its production range is expected to be 1.95 to 2.5 million GEO in 2012.  Based on existing resources, sustainable production of 1.95 million GEO is supported for and from 2012.  Assuming all planned projects are developed as planned and on schedule, the maximum production is expected to increase to the higher end of the range.  Based on existing resources and proposed increases at projects now being evaluated, the Company has formed a strategic objective of 2.2 million gold equivalent ounces in 2012. As the Company matures its projects, increases its resources and continues with feasibility work, the Company will upgrade its strategic plan into a more formalized mine plan for each project under evaluation.

FINANCIAL RESULTS
Yamana will release its full second quarter financial results after the close of business on August 6, 2008.  A conference call will follow on August 7, 2008.

LOOKING AHEAD

Upcoming Events

Event	Expected Date
Resource updates for La Pepa, Jeronimo, Amancaya	Jul-08
Ongoing drill programs at Mercedes and El Peñón	Throughout 2008
Gualcamayo achieves commercial production	Late 2008
Begin operations at São Vicente	Late 2008
Completion of Phase Two expansion at Jacobina	Late 2008
Complete Minera Florida expansion	Late 2008
Complete throughput increases at El Peñón	Late 2008
Gualcamayo feasibility level study update (QDD Lower West)	Late 2008
Feasibility level study for Mercedes	Late 2008
Complete internal study on Chapada pyrite and oxide project	By late 2008
Complete feasibility level study for Chapada expansion	By late 2008
Complete scoping study for El Peñón mine and plant expansion	By late 2008

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina, Chile and elsewhere in the Americas.

MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong
Director, Investor Relations
(416) 815-0220
Email: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to our strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect,” “budget,” “target,” “project,” “intend,” “believe,” “anticipate,” “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices (such as gold, copper, silver and zinc), prices for sulfuric acid and currency exchange rates (such as Brazilian Real versus the US Dollar), changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parametres, changes in project development and production time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher cash costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in levels of sustainability of production, successful completion and operation of the ore pass at Gualcamayo, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods referenced and may not be appropriate for other purposes.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including cash cost per gold equivalent ounce (“GEO”) data, adjusted net earnings (loss) and adjusted net earnings (loss) per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The Company has included cash cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Cash costs are calculated on a by-product and co-product basis. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard. By-product cash costs are computed by deducting by-product revenues from operating cash costs.  Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals based on an estimated or assumed ratio.  Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics.  Cash costs are reconciled by the following: non-cash movements in net working capital items and provisions for losses on inventory.